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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                                SINA CORPORATION
                                (Name of Issuer)


                                  Common Shares
                         (Title of Class of Securities)



                                     2579230
                                 (CUSIP Number)


                                 April 21, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                Page 1 of 6 Pages
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CUSIP No. 2579230                    13G                       Page 2 of 6 Pages
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 1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Bigfoot Ventures Ltd.
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 2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)
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 3. SEC Use Only

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 4. Citizenship or Place of Organization

    British Virgin Islands
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    Number of     5. Sole Voting Power
                     4,750,000
      Shares      --------------------------------------------------------------

  Beneficially    6. Shared Voting Power
                     0
    Owned by
                  --------------------------------------------------------------
 Each Reporting   7. Sole Dispositive Power
                     4,750,000
  Person With
                  --------------------------------------------------------------
                  8. Shared Dispositive Power
                     0

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    4,750,000
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)

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11. Percent of Class Represented by Amount in Row (9)

    Approximately 8.9% as of the date of filing.

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12. Type of Reporting Person (See Instructions)

    CO
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                                Page 2 of 6 Pages
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CUSIP No. 2579230                     13G                      Page 3 of 6 Pages
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Item 1.

Name of Issuer:  SINA CORPORATION

(b) Address of Issuer's Principal Executive Offices:

    Room 1802, United Plaza
    1468 Nan Jing Road West
    Shanghai 200040, China

Item 2.

(a) Name of Person Filing:

    This Schedule 13G is filed to reflect that all 3,634,126 shares in the Issuer previously held by Michael J.G. Gleissner have been transferred to Bigfoot Ventures Ltd., a company wholly owned by Michael J.G. Gleissner, and that Bigfoot Ventures Ltd. has purchased an additional 1,115,874 shares increasing its total stake to 4,750,000 shares. Simultaneous with the filing of this Schedule 13G, Michael Gleissner has filed a Schedule 13G/A reflecting the transfer of his shares in Issuer to Bigfoot Ventures Ltd.

(b) Address of Principal Business Office or, if none, Residence

    Registered Office Address of Bigfoot Ventures Ltd.:
    Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(c) Citizenship:

    British Virgin Islands

(d) Title of Class of Securities:

    Common

(e) CUSIP Number:

    2579230




                                Page 3 of 6 Pages
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CUSIP No. 2579230                     13G                      Page 4 of 6 Pages
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Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

Item 4. Ownership:

     Bigfoot Ventures Ltd.

     (a) Amount beneficially owned: 4,750,000

     (b) Percent of class: 8.9%

                                Page 4 of 6 Pages
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CUSIP No. 2579230                     13G                      Page 5 of 6 Pages
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     (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: 4,750,000

                  (ii) Shared power to vote or to direct the vote: 0.

                  (iii) Sole power to dispose or to direct the disposition of:
                        4,750,000

                  (iv) Shared power to dispose or to direct the disposition of:
                       0.

Item 5. Ownership of Five Percent or Less of a Class:

        Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8. Identification and Classification of Members of the Group

         Not Applicable.

Item 9. Notice of Dissolution of Group

         Not Applicable.


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CUSIP No. 2579230                     13G                      Page 6 of 6 Pages
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Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of May 2006.


/s/ Bigfoot Ventures, Ltd.
-------------------------------
By: Michael J.G. Gleissner
Sole Shareholder













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